UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Empeiria Acquisition Corp.

(Name of Issuer)

COMMON STOCK, PAR VALUE OF $0.0001 PER SHARE

(Title of Class of Securities)

29158Y203

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29158Y203

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Empeiria Investors LLC
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 1,987,500
6. Shared Voting Power 0
7. Sole Dispositive Power 1,987,500
8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,987,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 23.3%
12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 29158Y203

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Alan B. Menkes*
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 183,712
6. Shared Voting Power 1,987,500
7. Sole Dispositive Power 183,712
8. Shared Dispositive Power 1,987,500
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,171,212
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 25.5%*
12.	Type of Reporting Person (See Instructions) IN

* Mr. Menkes is a managing member of Empeiria Investors LLC and has shared voting and dispositive power over Empeiria Investors LLC and as a result he may be deemed to be the beneficial owner of any shares owned by it.

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CUSIP No. 29158Y203

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Keith Oster*
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 71,888
6. Shared Voting Power 1,987,500
7. Sole Dispositive Power 71,888
8. Shared Dispositive Power 1,987,500
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,388
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 24.2%*
12.	Type of Reporting Person (See Instructions) IN

* Mr. Oster is a managing member of Empeiria Investors LLC and has shared voting and dispositive power over Empeiria Investors LLC and as a result he may be deemed to be the beneficial owner of any shares owned by it.

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CUSIP No. 29158Y203

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Joseph Fong*
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 33,548
6. Shared Voting Power 1,987,500
7. Sole Dispositive Power 33,548
8. Shared Dispositive Power 1,987,500
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,021,048
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 23.7%*
12.	Type of Reporting Person (See Instructions) IN

* Mr. Fong is a managing member of Empeiria Investors LLC and has shared voting and dispositive power over Empeiria Investors LLC and as a result he may be deemed to be the beneficial owner of any shares owned by it.

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Item 1(a).	Name of Issuer

Empeiria Acquisition Corp. (the “Issuer”)

Item 1(b). Address of the Issuer’s Principal Executive Offices

142 W. 57th Street, 12th Floor, New York, NY 10019

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)   Empeiria Investors LLC (“Empeiria Investors”);

ii) Alan Menkes, is a managing member of Empeiria Investors (“Mr. Menkes”);

iii) Keith Oster, is a managing member of Empeiria Investors (“Mr. Oster”); and

(iv) Joseph Fong, is a managing member of Empeiria Investors (“Mr. Fong”)

Item 2(b). Address of the Principal Business Office, or if none, Residence:

i)  the Principal Business Office of each of the Reporting Persons is c/o Empeiria Acquisition Corp., 142 W. 57th Street, 12th Floor, New York, NY 10019

Item 2(c). Citizenship

i)  Empeiria Investors is a Delaware limited liability company;

ii) Messrs. Menkes, Oster and Fong are citizens of the United States of America.

Item 2(d). Title of Class of Securities

Common Stock, par value $0.0001 per share

Item 2(e). Cusip Number

29158Y203

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Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act.

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

Disclosure for each Reporting Person:

Empeiria Investors:

(a)	Amount beneficially owned: 1,987,500
(b)	Percent of class: 23.3%
(c)	(i)	Sole power to vote or direct the vote: 1,987,500 Shares
	(ii)	Shared power to vote or direct the vote: 0
	(iii)	Sole power to dispose or direct the disposition: 1,987,500 Shares
	(iv)	Shared power to dispose or direct the disposition of: 0

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Mr. Menkes

(a)	Amount beneficially owned: 2,171,212 (1)
(b)	Percent of class: 25.5%
(c)	(i)	Sole power to vote or direct the vote: 183,712 Shares
	(ii)	Shared power to vote or direct the vote: 1,987,500 Shares
	(iii)	Sole power to dispose or direct the disposition: 183,712 Shares
	(v)	Shared power to dispose or direct the disposition of: 1,987,500 Shares

Mr. Oster

(a)	Amount beneficially owned: 2,059,388 (2)
(b)	Percent of class: 24.2%
(c)	(i)	Sole power to vote or direct the vote: 71,888 Shares
	(ii)	Shared power to vote or direct the vote: 1,987,500 Shares
	(iii)	Sole power to dispose or direct the disposition: 71,888 Shares
	(vii)	Shared power to dispose or direct the disposition of: 1,987,500 Shares

Mr. Fong

(a)	Amount beneficially owned: 2,021,048 (3)
(b)	Percent of class: 23.7%
(c)	(i)	Sole power to vote or direct the vote: 33,548 Shares
	(ii)	Shared power to vote or direct the vote: 1,987,500 Shares
	(iii)	Sole power to dispose or direct the disposition: 33,548 Shares
	(viii)	Shared power to dispose or direct the disposition of: 1,987,500 Shares

Messrs. Menkes, Oster and Fong are managing members of Empeiria Investors LLC, the sponsor of the Issuer (“sponsor”), and have shared voting and dispositive power over securities held by the sponsor. As a result, Messrs. Menkes, Oster and Fong may be deemed beneficial owners of 100% of the shares held by the sponsor. However, each of Messrs. Menkes, Oster and Fong disclaims beneficial ownership over shares held by the sponsor except to the extent of his pecuniary interest therein.

(1)	Amount includes 1,987,500 shares of common stock beneficially owned by Mr. Menkes indirectly through the sponsor (by virtue of him being a managing member of the sponsor) and 183,712 shares of common stock owned by him directly, as a result of a transfer made by the sponsor (prior to the Issuer’s initial public offering) to Mr. Menkes. Mr. Menkes has pecuniary interest in 363,490 shares of common stock held by the sponsor.

(2)	Amount includes 1,987,500 shares of common stock owned by Mr. Oster indirectly through the sponsor (by virtue of him being a managing member of the sponsor) and 71,888 shares of common stock beneficially owned by Mr. Oster directly, as a result of a transfer made by the sponsor (prior to the Issuer’s initial public offering) to Mr. Oster. Mr. Oster has pecuniary interest in 10,097 shares of common stock held by the sponsor.

(3)	Amount includes 1,987,500 shares of common stock owned by Mr. Fong indirectly through the sponsor (by virtue of him being a managing member of the sponsor). 10,054 shares of common stock of the Issuer are held by Mr. Fong directly. 23,494 shares of common stock of the Issuer are held by Stonehenge Investments, LLC, (“Stonehenge”) an entity which is solely owned by a Roth IRA account of which Mr. Fong is the sole participant. Mr. Fong has pecuniary interest in 62,810 shares of common stock held by the sponsor: as follows: Mr. Fong indirectly owns 17,185 shares of common stock through his membership interest in the sponsor that is held by Stonehenge and also indirectly owns 45,625 shares of common stock through his membership interest in the sponsor.

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Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012

Empeiria Investors LLC

By:	/s/ Alan B. Menkes
Name: Alan B. Menkes

By:	/s/ Alan B. Menkes
Name: Alan B. Menkes

By:	/s/ Keith Oster
Name: Keith Oster

By:	/s/ Joseph Fong
Name: Joseph Fong

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EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

February 14, 2012

Empeiria Investors LLC

By:	/s/ Alan B. Menkes
Name: Alan B. Menkes

By:	/s/ Alan B. Menkes
Name: Alan B. Menkes

By:	/s/ Keith Oster
Name: Keith Oster

By:	/s/ Joseph Fong
Name: Joseph Fong

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